Filed by Applera Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Axys Pharmaceuticals, Inc.
Commission File No. 000-22788

        Attached are the slides that were shown as part of the June 26, 2001 presentation by Peter Chambré, Chief Operating Officer of Applera Corporation, at the 21st Annual Growth Stock Conference hosted by William Blair & Company. The text of the transcription of Mr. Chambré’s presentation was filed with the Securities and Exchange Commission in a separate Rule 425 filing on June 28, 2001.

CELERA



CELERA

Discovery can't wait.

Peter Chambré
Chief Operating Officer

William Blair & Company
21st Annual Growth Stock Conference

June 26, 2001

CELERA

Discovery can't wait.

Statements presented which are not historical facts, including, but not limited to, those relating to revenue growth, financial targets, product and marketing prospects, and product demand, are forward looking statements and are subject to a variety of risks and uncertainties. Many factors could cause actual results to differ materially from those stated or projected. Additional information concerning these factors is contained in the proxy statement/prospectus and the Company's other filings with the Securities and Exchange Commission.

Applera plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Axys expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

The Registration Statement and the Proxy Statement/Prospectus will contain important information about Applera, Celera, Axys, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Applera and Axys file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Interested parties may read and copy any reports, statements, and other information filed by Applera and Axys at the SEC public referenced rooms at 450 Fifth Street, N.W. Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Applera's and Axys's filings with the Commission are also available to the public from commercial documents-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The Registration Statement and Proxy Statement/Prospectus and these other documents may also be obtained for free from the parties.

Transform

- Genomics

Celera Evolution

Transform

- Genomics
- Biological understanding
- Medicine through improved therapeutics and diagnostics

Celera's Accomplishments

CELERA

Discovery can't wait.

- Revolutionized Genomics
  - Assembled human and mouse genomes
  - Collaborating on rat genome
- Built a world class bioinformatics infrastructure and staff
- Built an on-line information business with >40 customers
- Began ramp up of proteomics factory
- Outlined plans to become a leading next generation drug discovery and diagnostics company
- Proposed Merger with Axys Pharmaceuticals

Demonstrated the Power of Industrialized Biology

Celera Evolution

Discovery can't wait.



On Line Information Business



Next Generation Discovery / Development Organization

Celera's Mission

Create a Next Generation Discovery / Development Organization



- Continue to industrialize biology
  - Develop new platforms
  - Integrate multiple platforms to increase understanding of biological systems
  - Use the power of knowledge management to direct research
  - Leverage capabilities beyond target discovery to impact development

Celera Discovery Businesses

Celera Diagnostics ↔ **Celera Therapeutics**

Celera Diagnostics

- Analyte Specific reagents
- Diagnostic Kits

Celera Therapeutics

- Validated Targets
- Surrogate Markers
- Therapeutics


16 February 2001
Science
Vol. 291 No. 5507
Pages 1145–1434 $9
THE HUMAN GENOME
American Association for the Advancement of Science

Number of Genes in the Human Genome


Number of genes
10 K
Known genes
20 K
Otto
4
3
2
30 K
40 K
1
50K
Confidence

Confirmed Genes
~26,000

Likely Number
<40,000

Implications
1 Gene ≠ 1 Protein

Celera's Genome – Protein Classes


cell adhesion (577, 1.9%)
miscellaneous (1318, 4.3%)
viral protein (100, 0.3%)
transfer/carrier protein (203, 0.7%)
transcription factor (1850, 6.0%)
nucleic acid enzyme (2308, 7.5%)
signaling molecule (376, 1.2%)
receptor (1543, 5.0%)
kinase (868, 2.8%)
select regulatory molecule (988, 3.2%)
transferase (610, 2.0%)
synthase and synthetase (313, 1.0%)
oxidoreductase (656, 2.1%)
lyase (117, 0.4%)
ligase (56, 0.2%)
isomerase (163, 0.5%)
hydrolase (1227, 4.0%)
chaperone (159, 0.5%)
cytoskeletal structural protein (876, 2.8%)
extracellular matrix (437, 1.4%)
immunoglobulin (264, 0.9%)
ion channel (406, 1.3%)
motor (376, 1.2%)
structural protein of muscle (296, 1.0%)
protooncogene (902, 2.9%)
select calcium binding protein (34, 0.1%)
intracellular transporter (350, 1.1%)
transporter (533, 1.7%)
nucleic acid binding
signal transduction
enzyme
GO categories
molecular function unknown (12809, 41.7%)
Panther categories

SNP's and Genetic Variation Data



A comprehensive set of computed and validated variations in the human genome.

SNPs discoveries based on genome sequencing of five individuals with different ethnic backgrounds.



Beyond the Genome


DNA
RNA
Proteins
Modified Proteins
Biological Function
Transcription
Translation
Post-Translation Modification

Protein Identification and Quantification

Discovery can't wait.


Informatics Backplane
Sample Prep
Pre-Fractionate
Separations
Processing
Analysis
ID
Bio-Informatics

- Survey
  - What proteins are expressed, where and at what (relative) level?
  - What post-translational modifications have occurred?
- Differential Protein Expression Profiling
  - What are the observed differences in proteins based on some challenge or condition?
    - Disease vs. normal state
    - Before and after therapeutic treatment

Celeras Proteomics Advantages


Informatics Backplane
Sample Prep
Pre-Fractionate
Separations
Processing
Analysis
ID
Bio-Informatics

New technology approaches

Experience in process automation



Celera's Proteomics Advantages


Informatics Backplane
Sample Prep
Pre-Fractionate
Separations
Processing
Analysis
ID
Bio-Informatics

Integration with genomic information

Bioinformatics infrastructure

Paracel high throughput processing



Axys Acquisition--Strategic Rationale

- Expertise in Small Molecules—Lead Identification & Optimization
- Proprietary Oncology Programs
- Pipeline and Established Collaborations

Axys –Capabilities & Infrastructure

- Lead Optimization
  - Medicinal chemistry
  - Computational Chemistry
  - X-ray Crystallography
- Assay Development & High Throughput Screening
- Library of Compounds
- Pharmacology and Toxicology
- Expanded Lab Capacity in South San Francisco

CELERA

Celera Discovery

Discovery can't wait.


Infrastructure
New Capabilities
Products
Various Genomes
Comparative Genomics
SNP's/Genetic Variation
Super Computing Center
World Class Scientists
New Technology
Intellectual Property
Bioinformatics
Population Genetics
Proteomics
Functional Genomics
Lead Identification & Optimization
Biologics
Discovery Collaborations
Therapeutics
and
Diagnostics

Celera Diagnostics

- Celera Diagnostics joint venture with Applied Biosystems introduced March 2001
- Key management team in place
  - Kathy Ordoñez – President
- Strategy development underway

Objectives

- Focus on commercialization of diagnostic products
- Extensive coordination with Celera Therapeutics

Impact Throughout the Product Hierarchy


Product Hierarchy
Increasing Value
Approved Commercial Products
Clinic Ready Candidates
Targets and Markers
Information Platform
Stage 4
Stage 3
Stage 2
Stage 1
New Therapeutics
Pharmaco-genomics
Discovery
Lead Optimization
New Drug Targets
Molecular Diagnostics
Online Business

On-Line Information Business

Celera Discovery System

Generation → *Aggregation* → *Integration* → *Analysis*



- Comprehensive Information
  - Accurate, Assembled Genomes
    - Human, Mouse, *Drosophila*
    - Rat
  - Integration of additional 34 Databases
- Expert Annotation
  - Catalogs of Known Human Genes, Transcripts, Proteins
  - Mouse Gene Index
  - SNP Databases
- Analysis and Query tools

CELERA

Celera CDS Alliance Partners

Discovery can't wait.

- Genzyme Molecular Oncology - Expression Database
- University of Wales College of Medicine - Human Gene Mutation Database
- BioSpace - Genomic News Information
- LION biosciences - New Bioinformatics Tools
- Lynx Therapeutics – Gene Expression Data
- SpotFire – Visual Structure Analysis, eAnalytics
- Genomica—SNP Analysis

Customer/Third Party Data

Third Party Data Sets


Celera Genomic Browser
File Edit Navigation View Tiers Options Features Help
Drosophila melanogaster
Chr2L
Chr2R
Current Selection: TRANSCRIPT Feature 3000074805740
Free Memory Available

Customer Annotation

Individual Workspace

Enabling Discovery at the Desktop



- Comprehensive Information
- High Quality Information
- Integrated from Many Sources
- Interactive Experimental Platform

CELERA

Sources of Revenue

Discovery can't wait.

- Short Term
  - On-Line Information Subscriptions
  - Collaborations & Alliances

Celera's Customer Base Continues to Scale. . .


Customer Count
45
40
35
30
25
20
15
10
5
0
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
Pharma/Biotech
Collaboration
Academic
Fiscal Quarter

. . . Leading to Revenue Growth


Fiscal Quarterly Revenue
$ Millions
25
20
15
10
5
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01

Sources of Revenue

- Short Term
  - On-Line Information Subscriptions
  - Collaborations & Alliances
- Medium Term
  - Discovery and Development Collaborations
    - Therapeutics
    - Diagnostic
- Long Term
  - Value Participation in Pharmaceutical & Diagnostic Products

Summary

CELERA

Celera Competitive Advantages

Discovery can't wait.

- Established Leadership
  - Genomics and Sequencing
  - Bioinformatics
  - Online Information-Celera Discovery System
- New Emerging Platforms
  - Proteomics
  - Immunotherapeutics
  - Lead Optimization
- Applied Biosystems – Technology Development Partner
- Leverage Between Diagnostics and Therapeutics
- Cash Position--$1.04 billion
- Culture

Next Steps

- Complete scale up of Proteomics factory
- Continue Expansion of Capabilities Through Partnerships / Acquisitions
  - Biosourcing
  - Functional Validation
  - Technology Opportunities
  - Therapeutic Development
- Implement rapidly



Discovery can't wait.

CELERA